                            SECURITIES AND EXCHANGE
                                   COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         PULASKI FURNITURE CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   745553107
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                                 (CUSIP Number)

                            William R. Waddell, Esq.
                      McGuire, Woods, Battle & Boothe LLP
                            9000 World Trade Center
                               101 W. Main Street
                               Norfolk, VA  23510

--------------------------------------------------------------------------------
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 29, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [_]

1.  NAME OF REPORTING PERSON

      Randolph V. Chrisley

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC; PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      39,312 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      39,312 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 39,312 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      Ira S. Crawford

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      33,671 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      33,671 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 33,671 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      Carl W. Hoffman

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X         (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      2,778 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      2,778 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548/(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 2,778 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      James H. Kelly

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      50,263 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      50,263 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 50,263 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      Paul T. Purcell

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      2,510 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      2,510 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 2,510 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      James W. Stout

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC; PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      27,384 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      27,384 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 27,384 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      John G. Wampler

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC; PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      68,483 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      68,483 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 68,483 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      Raymond E. Winters

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      2,947 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      2,947 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 2,947 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      Jack E. Dawson

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

      SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      1,700 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      1,700 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 1,700 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON

      James S. Dawson

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A) [X]        (B) [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

      2,500 /(1)/

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

      231,548 /(1)/

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

      2,500 /(1)/

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

      231,548 /(1)/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      231,548 /(1)/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95% (Based on 2,911,425 shares of common stock outstanding after giving effect to issuance of common stock underlying options included in row 11)

14. TYPE OF REPORTING PERSON

      IN

(1) The Reporting Person beneficially owns 2,500 shares of common stock of the Issuer ("Common Stock") by reason of holding such shares or options exercisable within sixty days to acquire such shares. The Reporting Person may also be deemed to beneficially own the aggregate amount of shares of Common Stock included in Row 11 pursuant to the Stock Voting and Non-Tender Agreement, as described in Item 4 of this Schedule 13D.


--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to shares of common stock ("Common Stock") of Pulaski Furniture Corporation, a Virginia corporation (the "Issuer"). The address of the Issuer's principal executive office is One Pulaski Square, P.O. Box 1371, Pulaski, Virginia 24301.

Item 2.  Identity and Background

         This Statement is being filed jointly by the persons named below as a group pursuant to Rule 13d-1(k)(1) (the "Reporting Persons") with respect to their ownership of Common Stock.

         The business address for each Reporting Person, except as otherwise indicated below, is One Pulaski Square, P.O. Box 1371, Pulaski, Virginia 24301. Each of them is a citizen of the United States.

         Randolph V. Chrisley is the Senior Vice President, Sales, of the
Issuer.

         Ira S. Crawford is the Secretary and the Senior Vice President, Administration, of the Issuer.

         Carl W. Hoffman is the Treasurer of the Issuer.

         James H. Kelly is the Senior Vice President, Product Development, of the Issuer.

         Paul T. Purcell is the Vice President, Credit Administration, of the Issuer.

         James W. Stout is the Vice President, Manufacturing, of the Issuer.

         John G. Wampler is a Director and the President and Chief Executive Officer of the Issuer.

         Raymond E. Winters is the Vice President, Operations, of the Issuer.

     Jack E. Dawson is the Executive Vice President, Manufacturing, of Dawson Furniture Company, Inc., a subsidiary of the Issuer. Mr. Dawson's business address is 201 E. 17/th/, Webb City, Missouri, 64870.

     James S. Dawson is President of Dawson Furniture Company, Inc., a subsidiary of the Issuer. Mr. Dawson's business address is 201 E. 17/th/, Webb City, Missouri, 64870.

     None of the Reporting Persons has, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to the terms of the Issuer's 1991 Stock Incentive Plan, as modified (the "Option/Incentive Plan"), and previous plans, at various times, the Issuer granted, and each of the respective Reporting Persons exercised, options to purchase the following approximate number of shares of Common Stock of the Issuer: Mr. Chrisley, 23,073; Mr. Crawford, 7,592; Mr. Kelly, 24,982; Mr. Stout, 11,469; Mr. Wampler, 8,500. Pursuant to the terms of the Option/Incentive Plan, at various times, the Issuer awarded the following number of shares of Common Stock of the Issuer to the following Reporting Persons: Mr. Chrisley, 18,750; Mr. Crawford, 18,750; Mr. Kelly, 18750; Mr. Stout, 10,000; Mr.
Wampler, 37650; Mr. Hoffman, 1,750; Mr. Purcell, 1,750; Mr. Winters, 1,750; Mr. James Dawson, 2,500; and Mr. Jack Dawson, 1,700. Pursuant to the terms of the Option/Incentive Plan, the Issuer has granted options to purchase the following number of shares of Common Stock of the Issuer to the following of the Reporting
Persons: Mr. Chrisley, 2,500; Mr. Crawford, 2,500; Mr. Kelly, 5,000, and Mr. Wampler, 5,000. Each of the options described in the preceding sentence is fully vested and exercisable at any time by the respective Reporting Person.

     Pursuant to the terms of the Issuer's Salaried Employees' Stock Purchase Plan (the "Stock Purchase Plan"), at various times, the Issuer offered for sale, and each of the respective Reporting Persons purchased, the following number of shares of Common Stock of the Issuer: Mr. Chrisley, 8,803; Mr. Crawford, 4,829; Mr. Kelly, 8,754; Mr. Stout, 7,584; Mr. Wampler, 10,425; Mr. Hoffman, 1,850; Mr. Purcell, 760; Mr. Winters, 1,397.

     Additionally, at various times, (i) Mr. Chrisley sold 13,022 shares of Common Stock in the open market, purchased 548 shares of Common Stock in the open market, and transferred by gift the sum of 1,340 shares of Common Stock of the Issuer; (ii) Mr. Kelly sold 7,223 shares of Common Stock in the open market;
(iii) Mr. Stout sold 2,151 shares of Common Stock in the open market, and acquired 482 shares of Common Stock by inheritance; (iv) Mr. Wampler sold 2,500 shares of Common Stock in the open market, transferred by gift the sum of 2,905 shares of Common Stock, and received by gift the sum of 12,313 shares of Common Stock of the Issuer;

(v) Mr. Hoffman sold 822 shares of Common Stock in the open market; and (vi) Mr. Winters sold 200 shares of Common Stock in the open market.

Item 4.  Purpose of Transaction

     On March 29, 2000, the Reporting Persons entered into a Stock Voting and Non-Tender Agreement (the "Voting Agreement") with Pine Acquisition Corp. (a newly-formed Virginia corporation) ("Pine Acquisition") and its parent corporation, Pine Holdings, Inc. (also a newly-formed Virginia corporation) ("Pine Holdings"). On the same date, Pine Acquisition commenced a tender offer for the shares of the Issuer. Following the purchase of the shares in the tender offer, Pine Acquisition intends to merge into the Issuer pursuant to an Agreement and Plan of Merger dated March 29, 2000 (the "Merger Agreement").

     Pursuant to the rules and regulations of the Commission, a Schedule TO was filed with respect to such tender offer by Pine Acquisition, Pine Holdings, the Reporting Persons and certain other persons.

     The Reporting Persons will receive an ownership interest in Pine Holdings in exchange for their shares in the Issuer in the merger following the tender offer.

     The following is a summary of the Voting Agreement. The summary is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as an exhibit to this Schedule 13D.

     Pursuant to the Voting Agreement, each Reporting Person has agreed not to tender for acceptance by the Pine Acquisition in the offer any shares of Common Stock owned by such Reporting Persons as of the date of the Voting Agreement and any shares of Common Stock thereafter acquired (all such shares of Common Stock owned as of the date of the Voting Agreement or acquired after the date of the Voting Agreement, the "Management Shares"). Additionally, each Reporting Person has agreed that during the period commencing on the date of the Voting Agreement and continuing until the effective time under the Merger Agreement, at any meeting of the holders of any class or classes of the capital stock of the Issuer, however called, or in connection with any written consent of the holders of any class or classes of the capital stock of the Issuer, such Reporting Person will vote (or cause to be voted) such Reporting Person's Management Shares (x) in favor of the merger, and the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and the Voting Agreement, (y) against any action that would result in a breach of any covenant, representation or warranty of the Issuer under the Merger Agreement or of such Reporting Person under the voting Agreement, and (z) against actions or agreements that could impede, interfere with, delay, postpone, or materially adversely affect the merger and the transactions contemplated by the Voting Agreement or the Merger Agreement. Pursuant to the Voting Agreement, each Reporting Person has agreed that such Reporting Person shall not enter into any agreement or understanding with any person the effect of which would be to violate the provisions and agreements contained in the Voting Agreement.

     Pursuant to the Voting Agreement, each Reporting Person has appointed Pine Holdings, Pine Acquisition and any designee of Pine Holdings or Pine Acquisition, as such Reporting Person's proxy to vote or act by written consent with respect to the Management Shares in accordance with the Voting Agreement.

     In the Voting Agreement, each Reporting Person has also agreed that it will not, in its capacity as a shareholder of the Issuer, directly or indirectly (i) solicit, facilitate, initiate or encourage any inquiries the making of any proposal with respect to an Acquisition Transaction (as such term is defined in the Merger Agreement), (ii) enter into an agreement, arrangement or understanding with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring such Reporting Person to abandon, terminate or fail to consummate the Voting Agreement or any other transaction contemplated thereby or (iii) negotiate, explore or otherwise engage in discussions, or furnish to any person (other than Pine Holdings or Pine Acquisition) any information with respect to, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Transaction.


Item 5.  Interest in Securities of the Issuer

          (a)  and (b)    Immediately prior to the execution of the Voting
               Agreement, and based on 2,911,425 shares of Common Stock outstanding after giving effect to issuance of shares of Common Stock underlying 15,000 options that are currently vested in and exercisable by certain of the Reporting Persons,

                    (i) Mr. Chrisley beneficially owned, with the sole power to vote and dispose of, 39,312 shares of Common Stock of the Issuer, representing approximately 1.3% of the shares of Common Stock outstanding, including 2,500 options that are current vested and exercisable;

                    (ii) Mr. Crawford beneficially owned, with the sole power to vote and dispose of, 33,671 shares of Common Stock of the Issuer, representing approximately 1.2% of the shares of Common Stock outstanding, including 2,500 options that are current vested and exercisable;

                    (iii) Mr. Kelly beneficially owned, with the sole power to vote and dispose of, 50,263 shares of Common Stock of the Issuer, representing approximately 1.7% of the shares of Common Stock outstanding, including 5,000 options that are current vested and exercisable;

                    (iv) Mr. Stout beneficially owned, with the sole power to vote and dispose of, 27,384 shares of Common Stock of the Issuer, representing approximately 1.3% of the shares of Common Stock outstanding;

                    (v) Mr. Wampler beneficially owned, with the sole power to vote and dispose of, 68,483 shares of Common Stock of the Issuer, representing approximately 2.4% of the shares of Common Stock outstanding, including 5,000 options that are current vested and exercisable;

                    (vi) Mr. Hoffman beneficially owned, with the sole power to vote and dispose of, 2,778 shares of Common Stock of the Issuer, representing approximately 0.1% of the shares of Common Stock outstanding;

                    (vii) Mr. Purcell beneficially owned, with the sole power to vote and dispose of, 2,510 shares of Common Stock of the Issuer, representing approximately 0.08% of the shares of Common Stock outstanding;

                    (viii) Mr. Winters beneficially owned, with the sole power to vote and dispose of, 2,947 shares of Common Stock of the Issuer, representing approximately 0.1% of the shares of Common Stock outstanding;

                    (ix) Mr. James Dawson beneficially owned, with the sole power to vote and dispose of, 2,500 shares of Common Stock of the Issuer, representing approximately 0.08% of the shares of Common Stock outstanding; and

                    (x) Mr. Jack Dawson beneficially owned, with the sole power to vote and dispose of, 1,700 shares of Common Stock of the Issuer, representing approximately 0.06% of the shares of Common Stock outstanding.

     Subject to the last sentence of this Item 5, in addition to each Reporting Person beneficially owning the shares of Common Stock beneficially owned by him immediately prior to the execution of the Voting Agreement, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons by reason of execution and delivery of the agreements described in Item 4 above. The aggregate number of shares of Common Stock beneficially owned by all the Reporting Persons is 231,548. Each of the Reporting Persons disclaims the beneficial ownership of such additional shares.

          (c) Except for the transactions described herein, there have been no other transactions in any securities of the Issuer effected by the Reporting Persons during the past 60 days.

          (d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except with respect to the Voting Agreement described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

     Stock Voting and Non-Tender Agreement, by and among Pine Holdings, Inc., a Virginia corporation, Pine Acquisition Corp., a Virginia corporation, and the Reporting Persons, dated March 29, 2000.



                                 EXHIBIT INDEX


     Exhibit 1: Stock Voting and Non-Tender Agreement, by and among Pine Holdings, Inc., a Virginia corporation, Pine Acquisition Corp., a Virginia corporation, and the Reporting Persons, dated March 29, 2000.


                                  SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.



                                    April 10, 2000
                              ---------------------------
                                        (Date)

                                /s/ Randolph V. Chrisley
                              ---------------------------
                                    (Signature)


                                  Randolph V. Chrisley
                              ---------------------------

                                      (Name)


                                    April 10, 2000
                              ---------------------------
                                        (Date)

                                  /s/ Ira S. Crawford
                              ---------------------------
                                     (Signature)


                                    Ira S. Crawford
                              ---------------------------
                                        (Name)






                                     April 10, 2000
                              ---------------------------
                                       (Date)

                                  /s/ Carl W. Hoffman
                              ---------------------------
                                      (Signature)


                                    Carl W. Hoffman
                              ---------------------------
                                        (Name)



                                    April 10, 2000
                              ---------------------------
                                       (Date)

                                  /s/ James S. Kelly
                              ---------------------------

                                     (Signature)


                                    James S. Kelly
                             ---------------------------
                                        (Name)



                                     April 10, 2000
                              ---------------------------
                                        (Date)

                                  /s/ Paul T. Purcell
                               ---------------------------
                                      (Signature)


                                     Paul T. Purcell
                               ---------------------------
                                        (Name)



                                      April 10, 2000
                                ---------------------------
                                          (Date)

                                    /s/ James W. Stout
                                ---------------------------
                                       (Signature)


                                      James W. Stout
                                ---------------------------
                                         (Name)



                                      April 10, 2000
                                ---------------------------
                                         (Date)

                                    /s/ John G. Wampler

                              ---------------------------
                                     (Signature)


                                     John G. Wampler
                              ---------------------------
                                        (Name)



                                     April 10, 2000
                               ---------------------------
                                        (Date)

                                 /s/ Raymond E. Winters
                               ---------------------------
                                     (Signature)


                                   Raymond E. Winters
                               ---------------------------
                                        (Name)



                                     April 10, 2000
                               ---------------------------
                                        (Date)

                                   /s/ Jack E. Dawson
                               ---------------------------
                                      (Signature)


                                     Jack E. Dawson
                               ---------------------------
                                        (Name)



                                     April 10, 2000
                                ---------------------------
                                         (Date)

                                    /s/ James S. Dawson

                                ---------------------------
                                       (Signature)


                                     James S. Dawson
                                ---------------------------
                                         (Name)


               AGREEMENT RESPECTING JOINT FILING OF SCHEDULE 13D

  The undersigned hereby agree to jointly prepare and file with the Securities and Exchange Commission a Schedule 13D reporting each of the undersigned's beneficial ownership of shares of Common Stock of Pulaski Furniture Corporation, a Virginia corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. The undersigned are entering into this Joint Filing Agreement as a result of being parties to the Stock Voting and Non-Tender Agreement dated as of March 29, 2000. In the event such agreement terminates, then this Joint Filing Agreement shall also terminate.

  In witness thereof, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated:  April 10, 2000

                                     By:   /s/ Randolph V. Chrisley
                                         --------------------------
                                              Randolph V. Chrisley


                                     By:   /s/ Ira S. Crawford
                                         ---------------------
                                              Ira S. Crawford

                                     By:   /s/ Carl W. Hoffman
                                         ---------------------
                                              Carl W. Hoffman

                                     By:   /s/ James H. Kelly
                                         --------------------
                                              James H. Kelly

                                     By:   /s/ Paul T. Purcell
                                         ---------------------
                                              Paul T. Purcell

                                     By:   /s/ James W. Stout
                                         --------------------
                                              James W. Stout

                                     By:   /s/ John G. Wampler
                                         ---------------------

                                              John G. Wampler

                                     By:   /s/ Raymond E. Winters
                                         ------------------------
                                              Raymond E. Winters

                                     By:   /s/ Jack E. Dawson
                                         --------------------
                                              Jack E. Dawson

                                     By:   /s/ James S. Dawson
                                         ---------------------
                                              James S. Dawson